UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 6)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
COX RADIO, INC.
(Name of Subject Company)
COX RADIO, INC.
(Name of Person Filing Statement)
Class A common stock, par value $0.33 per share
(Title of Class of Securities)
224051102
(CUSIP Number of Class of Securities)
Robert F. Neil
President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
(678) 645-0000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Jay M. Tannon
Frank M. Conner III
Michael P. Reed
DLA Piper LLP (US)
500 8th Street, NW
Washington, DC 20004
(202) 799-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
The purpose of this Amendment No. 6 on Schedule 14D-9/A (together with any Exhibits hereto, this “Amendment”) is to amend Item 8, Additional Information, and Item 9, Exhibits.
All capitalized terms used in this Amendment without definition have the meanings ascribed to them in Amendment No. 3 to the Schedule 14D-9 filed with the Securities and Exchange Commission on May 1, 2009 and this Amendment.
TABLE OF CONTENTS

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
Item 8. Additional Information.
Item 8 is hereby amended by adding the following at the end thereof:
The Offer expired at 5:00 p.m., New York City time, on May 19, 2009. According to American Stock Transfer & Trust Company, the depositary for the Offer, a total of approximately 10,327,500 Shares were validly tendered, including approximately 917,500 Shares guaranteed to be delivered in the Offer, representing, in the aggregate, 59.4% of the Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (which includes the Shares held by the independent directors of Radio’s board that serve on the Special Committee).
The number of Shares tendered pursuant to the Offer satisfies the non-waivable majority of the minority condition to the Offer. Together with the Shares already owned by Media, assuming conversion of all outstanding shares of Radio’s Class B Common Stock, tendered Shares, including those subject to guaranteed delivery, represent approximately 91.4% of the outstanding Shares. Media has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.
Since Media will own at least 90% of the outstanding Shares, after the conversion of some or all outstanding shares of Radio’s Class B Common Stock, Media intends to cause Radio to consummate a short-form merger in which any remaining Shares held by stockholders will be converted into the right to receive $4.80 per Share, other than with respect to Shares for which appraisal rights are asserted and perfected. Following such a merger, the Shares will cease to be listed on the New York Stock Exchange.
Item 9. Exhibits.

Exhibit
Number	Description

*(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.

*(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”

*(a)(2)(D)	Press release issued by the Company on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(E)	Press release issued by the Company on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share.”

*(a)(2)(F)	Letter, dated May 1, 2009, from the Special Committee to the Company’s stockholders.

*(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.

Exhibit
Number	Description

*(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”

*(a)(5)(C)	Opinion of Financial Advisor, dated April 1, 2009.

*(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009).

*(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009).

*(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).

*(a)(5)(G)	Unanimous Written Consent of the Board, dated March 31, 2009.

*(a)(5)(H)	Unanimous Written Consent of the Board, dated April 19, 2009.

*(a)(5)(I)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 8, 2009).

*(a)(5)(J)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461, Delaware Chancery Court (filed April 7, 2009).

*(a)(5)(K)	Presentation by Financial Advisor to the Special Committee, dated April 1, 2009.

*(a)(5)(L)	Memorandum of Understanding, dated April 29, 2009, among the parties to the Delaware Actions.

*(a)(5)(M)	Presentation by Financial Advisor to Media and Enterprises’ financial advisor, dated April 21, 2009.

*(a)(5)(N)	Presentation by Financial Advisor to the Special Committee, dated April 16, 2009.

*(a)(5)(O)	Presentation by Financial Advisor to the Special Committee, dated April 23, 2009.

*(a)(5)(P)	Presentation by Financial Advisor to the Special Committee, dated April 27, 2009.

*(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

*	Previously filed.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
COX RADIO, INC.

By:	/s/ Charles L. Odom
Name:	Charles L. Odom
Title:	Chief Financial Officer
Dated: May 22, 2009